UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Tri-Continental Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

895436103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 895436103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,673,062

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,673,062

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,673,062

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.53%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Tri-Continental Corporation
100 Park Avenue, 8th Floor
New York, New York 10017

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,673,062 shares of TY on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 2.53% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of TY fit the investment guidelines for various Accounts. Shares have been acquired since March 6, 1997.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM owns 2,673,062 shares, which represents 2.53% of the outstanding Shares. George Karpus presently owns 50,220 shares. Mr. Karpus bought shares on January 13, 2004, January 27, 2004, January 28, 2004, May 17, 2004, May 19, 2004, May 20, 2004, July 29, 2004, August 10, 2004, August 11, 2004, August 30, 2004, August 8, 2005, August 9, 2005, November 4, 2004, October 18, 2005, November 9, 2005, November 28, 2005, December 16, 2005, December 23, 2005, December 30, 2005, January 30, 2006, January 31, 2006, February 7, 2006, February 8, 2006, February 9, 2006, February 24, 2006, May 22, 2006, May 23, 2006 and August 1, 2006. He sold shares on March 15, 16 and 17, 2005. Jo Ann Van Degriff presently owns 4,630 shares. Ms. Van Degriff shares on February 23, 1998, February 11, 2000, August 15, 2003, August 18, 2004, August 20, 2003, August 21, 2003, October 7, 2003, October 8, 2003, October 9, 2003, July 8, 2004, January 18, 2006, February 6, 2006, February 9, 2006, February 13, 2006, February 21, 2006, February 22, 2006, March 20, 2006, July 20, 2006, July 21, 2006 and August 9, 2006. Ms. Van Degriff sold shares on April 9, 1999, February 22, 2001, March 2, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March 26, 2001, March 30, 2001, April 4, 2001, April 11, 2001, April 17, 2001, April 27, 2001, and March 22, 2005. Sophie Karpus presently owns 650 shares. Ms. Karpus bought shares on January 27, 2006 and on February 9, 2006. Karpus Investment Management Profit Sharing Plan presently owns 24,525 shares. The Profit Sharing Plan bought shares on April 15, 1997, January 30, 1998, February 10, 1998, February 23, 1998, March 16, 1998, January 6, 1999, July 16, 1999, October 20, 1999, October 22, 1999, October 25, 1999, October 28, 1999, March 13, 2000, January 29, 2002, February 12, 2002, February 14, 2002, February 15, 2002, February 19, 2002, February 26, 2002, February 28, 2002, March 11, 2002, March 12, 2002, March 27, 2002, July 18, 2002, November 20, 2002, March 19, 2003, March 20, 2003, August 21, 2003, August 25, 2003, August 26, 2003, August 27, 2003, August 28, 2003, August 29, 2003, September 2, 2003, September 4, 2003, September 5, 2003, September 8, 2003, September 18, 2003, September 19, 2003, November 20, 2003, November 24, 2003, November 25, 2003, April 22, 2004, April 23, 2004, June 21, 2004, July 26, 2004, August 12, 2004, October 29, 2004, March 1, 2005, September 6, 2005, October 10, 2005, October 11, 2005, January 13, 2006, January 17, 2006, January 26, 2006, February 1, 2006, February 6, 2006, February 9, 2006, February 13, 2006, February 17, 2006, February 21, 2006, February 22, 2006, March 3, 2006, March 20, 2006, May 11, 2006, July 20, 2006, July 21, 2006 and August 9, 2006. The Plan sold shares on July 18, 1997, April 9, 1999, April 12, 1999, April 13, 1999, April 19, 1999, April 30, 1999, Mary 24, 1999, February 5, 2001, February 6, 2001, February 22, 2001, March 2, 2001, March 12, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March 23, 2001, March 26, 2001, March 27, 2001, March 28, 2001, March 30, 2001, April 4, 2001, April 5, 2001, April 10, 2001, April 11, 2001, April 17, 2001, April 27, 2001, and March, 12, 2004. Karpus Investment Management Defined Benefit Plan presently owns 1,160 shares. The Defined Benefit Plan bought shares on August 29, 2003, March 24, 2004, June 24, 2004, August 17, 2004, September 2, 2004, September 3, 2004, October 15, 2004, October 19, 2004, October 28, 2004, October 19, 2005, October 20, 2005, May 26, 2006, May 30, 2006 and August 1, 2006. The Defined Benefit Plan sold shares on March 15, 2005. Dana R. Consler presently owns 2,560 shares. Mr. Consler bought shares on November 26, 1997, December 15, 1997, January 5, 1998, March 10, 2000, February, 14, 2002, February 28, 2002, March 12, 2002, August 15, 2003, August 18, 2003, August 20, 2003, August 21, 2003, August 25, 2003, September 5, 2003, September 8, 2003, December 2, 2003, April 23, 2004, May 19, 2004, July 7, 2004, August 25, 2004, September 28, 2004, October 27, 2004, November 29, 2004, October 18, 2005, October 19, 2005 and February 6, 2006. Mr. Consler sold shares on April 9, 1999, April 12, 1999, April 13, 1999, February 22, 2001, March 2, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March 23, 2001, March 26, 2001, March 30, 2001, April 4, 2001, April 5, 2001, April 11, 2001, April 17, 2001, April 27, 201, March 16, 2005 and March 17, 2005. Kathy Crane presently owns 30 shares. Ms. Crane bought shares on July 5, 2005, July 6, 2005 and June 28, 2006. Ms. Crane sold shares on May 1, 2006. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.46%, Dana R. Consler owns 0.67% and Cody B. Bartlett Jr. owns 0.48%. Apogee Partners, L.P. currently owns 74,000 shares of TY. Garnsey Partners, L.P. is also a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 6.29%, Jo Ann Van Degriff owns 0.76% and Kathy Crane owns 0.10%. Garnsey Partners, L.P. currently owns 30,000 shares of TY. Lastly, Canalview Partners, L.P. is also a hedge fund managed by Karpus Invesment Management, of which Karpus Investment Management Profit Sharing Plan owns 4.81%, Kathy Crane owns 0.85% and Thomas Duffy owns 0.10%. Canalview Partners, L.P. currently owns 33,000 shares of TY. None of the other Principals of KIM presently owns shares of TY.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 6/21/2006 5215  $19.29
 6/22/2006 10770  $19.17
 6/23/2006 125  $19.11
 6/26/2006 2058  $19.11
 6/27/2006 2098  $19.06
 6/28/2006 1175  $18.99
 6/29/2006 365  $19.18
 6/29/2006 -160  $19.33
 6/30/2006 6790  $19.46
 6/30/2006 -160  $19.50
 7/5/2006 -470  $19.46
 7/6/2006 400  $19.50
 7/7/2006 2825  $19.47
 7/11/2006 2500  $19.36
 7/12/2006 750  $19.37
 7/13/2006 6155  $19.19
 7/14/2006 600  $19.10
 7/18/2006 10720  $18.91
 7/18/2006 -3200  $18.95
 7/19/2006 12500  $19.25
 7/20/2006 29700  $19.31
 7/21/2006 45000  $19.19
 7/21/2006 -225  $19.15
 7/24/2006 24600  $19.23
 7/25/2006 6200  $19.34
 7/25/2006 -2000  $19.40
 7/26/2006 15000  $19.48
 7/26/2006 -55  $19.50
 7/27/2006 18500  $19.58
 7/28/2006 8500  $19.65
 7/28/2006 -2600  $19.64
 7/31/2006 8200  $19.69
 7/31/2006 -4000  $19.70
 8/1/2006 13700  $19.64
 8/2/2006 11000  $19.69
 8/2/2006 -1510  $19.72
 8/3/2006 4600  $19.67
 8/4/2006 6380  $19.77
 8/7/2006 6100  $19.58
 8/8/2006 3105  $19.59
 8/8/2006 -5075  $19.61
 8/9/2006 5730  $19.54
 8/10/2006 2220  $19.46
 8/11/2006 3600  $19.45
 8/14/2006 2250  $19.60
 8/15/2006 8475  $19.74
 8/16/2006 2905  $19.94
 8/18/2006 -75  $20.37
 8/21/2006 7870  $20.30
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the TY securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to the Board of Directors of TY pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   August 22, 2006

EXHIBIT 1
Letter to the Fund
Transmitted August 21, 2006

VIA FACSIMILE & OVERNIGHT MAIL

Mr. Frank Nasta, Fund Secretary           August 21, 2006
Tri-Continental Corporation
100 Park Avenue
New York, New York 10017

Re: Special Meeting of the Board of Directors of Tri-Continental Corporation

Mr. Nasta:
As of the record date established for the special meeting of Tri-Continental Corporation ("TY" or the "Fund"), our firm, Karpus Investment Management ("Karpus"), represents beneficial ownership of 2,484,667 shares or 2.35% of the outstanding shares of the Fund. I write this letter to you on behalf of our firm to express our sentiments with regard to the ballot proposals submitted to shareholders for the upcoming special meeting. Generally, we are unsatisfied with the Board's evidenced inabilities to manage our Fund's discount and their recent attempts to evade quorum requirements. Consequently, we support Mr. Lipson and his group's (the "Western Group") nominees as well as their opposition to the proposed amendment to the Fund's charter.

It is our belief that since the Board is under an obligation to monitor the Fund's discount, the failure of the Board to address the emergence of a persistent discount is a breach of their duties to shareholders. Thus, the basis of our disapproval of the current TY Board's ineffectiveness is premised on the breach of their responsibility to address poor net asset value performance and a persistently wide discount to net asset value. Furthermore, we can find no indications where the Fund's Board has taken actions such as managed distributions, tender offers or other effective methods designed to alleviate persistently wide discount levels. While the Board has instituted share repurchase programs, they have proven to have little effect in solving the discount problem. Because we are not satisfied with the current Board's abilities to perform their duties, we support the well qualified and experienced candidates proposed by the Western Group.

Furthermore and equally disturbing as the Fund's investment related problems is its current attempted course of action with regard to proposal number 2 - its attempt to circumvent already established corporate governance measures that we perceive to ultimately be anti-democratic and restrictive of shareholders' rights. We do not believe that a fund should be able to change its quorum requirements to suit its own needs and circumvent its own rules absent a compelling justification requiring such a change. With the circumstances involving the matter before us, we find no evidence of a compelling justification and therefore believe that the Board is attempting to engage in activities that entrench Fund management and are not in Fund shareholders' best interests.

Lastly, the Board's actions indicate that they are changing the rules in order to stay in control of the Fund. This is evidenced by the Board's prior actions at their May 4, 2006 annual meeting where they once again had changed their rules to 50% to elect Board members yet at this upcoming special meeting, they have lowered this requirement to a plurality of votes cast. We are convinced that this action was taken in hindsight as a direct result of the vote count at the annual meeting on May 4th.

Overall, we are disappointed with how the Fund and its Board have chosen to address shareholders and believe that it is time for a change. We believe that the Western Group nominees and shareholder opposition to the proposed "mid-game" corporate governance change will prove to be sufficient first steps to fixing the symptoms plaguing our fund. Spending an estimated $1.4 million on a special meeting to change rules and re-elect ineffective directors is, in our view, excessive and unnecessary.

Sincerely,

/s/

Brett D. Gardner
Portfolio Manager/Analyst